Exhibit 1.01

FMC Technologies, Inc.

Conflict Minerals Report
for the Year Ended December 31, 2015

1.    Introduction

This Conflict Minerals Report describes FMC Technologies, Inc.’s (the “Company,” “FMC Technologies,” “we,” “us,” and “our”) due diligence process in accordance with the requirements of Rule 13p-1 of the Securities Exchange Act of 1934, as amended.

2.    Company Overview

We are a global provider of technology solutions for the energy industry. FMC Technologies, Inc. was incorporated in November 2000 under Delaware law and was a wholly-owned subsidiary of FMC Corporation until our initial public offering in June 2001. Our principal executive offices are located at 5875 North Sam Houston Parkway West, Houston, Texas 77086.

We design, manufacture and service technologically sophisticated systems and products, including subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions and marine loading systems for the energy industry. We report our results of operations in the following reporting segments: Subsea Technologies, Surface Technologies and Energy Infrastructure. We have evaluated our product lines and determined that certain products that we manufacture or contract to manufacture contain tin, tungsten, tantalum, and/or gold (“3TG”) and such 3TG are necessary to the functionality or production of such product(s).

FMC Technologies’ is a global company with a supply chain that is reflective of our business. As such, our supply chain is complex and multi-tiered. Because of this, we require input from our Tier 1 suppliers (those that deliver directly to FMC Technologies) to provide input regarding the source of conflict minerals in both the raw materials and parts that we purchase to use in the manufacture of our products.

3.    Reasonable Country of Origin Inquiry and Due Diligence

Reasonable Country of Origin Inquiry
To implement the reasonable country of origin inquiry (“RCOI”), we conducted an internal analysis of our products and components. From this analysis, we established a list of suppliers who are determined to be in-scope for regulatory reporting purposes based on FMC Technologies’ influence over the manufacturing process and potential use of 3TG. We then collected information from the suppliers regarding the presence and sourcing of 3TG used in the products and components they supplied to FMC Technologies. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence. These suppliers were engaged following the RCOI process described below:

Supplier Outreach:

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FMC Technologies provided Source Intelligence with at least one method of contact for each supplier designated as in-scope (e.g., email address, telephone number, or mailing address). Email was the preferred method of communication.

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The RCOI began with a combined introduction email from Source Intelligence and FMC Technologies to suppliers describing our Conflict Minerals Compliance Program (“CMCP”) requirements and identifying Source Intelligence as our compliance vendor in the process. We informed our suppliers of our Conflict Minerals Policy and our expectation for compliance with that policy, as well as their cooperation in developing conflict minerals data. This email also contained a registration link for the Source Intelligence on-line platform, as well as our conflict minerals questionnaire.

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In an effort to facilitate awareness of our CMCP, conflict minerals regulation, and frequently asked questions concerning conflict minerals, we provided suppliers a link to Source Intelligence’s Conflict Minerals Supplier Resource Center (https://conflictmineralsresources.com) in the initial email. The Supplier Resource Center is an education tool to support a deeper understanding of our CMCP and conflict minerals and provides background as to why information was being requested.

Supplier Questionnaire:

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We requested that our suppliers respond to our conflict minerals questionnaire, which was based off the Conflict-Free Sourcing Initiative (“CFSI”) Conflict Mineral Reporting Template 3.02 (“CMRT”), an initiative of the Electronic Industry Citizen Coalition and Global e-Sustainability Initiative (“EICC GeSI”). The conflict minerals questionnaire helps our suppliers identify the 3TG smelters or refiners (“SORs”) from which they source their materials, including the materials’ associated mine countries of origin.

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Suppliers were offered two options to submit the required information, either by uploading the CMRT in Microsoft Excel format or by completing an online version of the conflict minerals questionnaire directly within the Source Intelligence platform.

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Suppliers who had already performed a RCOI through the use of the CMRT were asked to upload this document into the Source Intelligence platform or to provide this information in the online questionnaire directly within the Source Intelligence platform.

◦	Suppliers were able to provide responses at the part-specific, product-specific or company level. The majority of our suppliers provided their responses at a company level.

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Supplier responses were evaluated for plausibility, consistency and gaps. If any of the following “quality control” flags were raised, suppliers were automatically contacted by Source Intelligence on a bi-weekly basis (up to three times) for additional clarification:

◦	One or more SORs were listed for an unused mineral;

◦	SOR information was not provided for a used mineral, or SOR information provided was not a verified mineral processor;

◦	Answering “yes” to sourcing from the Democratic Republic of the Congo or adjoining countries (“DRC”), but none of the SORs listed by such supplier are known to source from the region;

◦	Indicating they have not received conflict minerals data for each mineral from all relevant suppliers;

◦	Indicating they have not identified all of the SORs used for the products included in their declaration scope;

◦	Indicating they have not provided all applicable SOR information received; and/or

◦	Indicating that 100% of the 3TG for products covered by their questionnaire originates from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

Supplier Follow-Up:

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Following the initial introductions to the program and information request, up to six reminder emails were sent by Source Intelligence to each non-responsive supplier requesting a response to our conflict minerals questionnaire.

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Source Intelligence contacted non-responsive suppliers by telephone, up to three times per supplier, to offer assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

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Where a supplier was unable to provide a CMRT, Source Intelligence requested information on its suppliers of products or components that may require 3TG for their production or functionality. These Tier 2 suppliers, and subsequent tiers of suppliers as needed, were then engaged following the contact procedures explained above. When contact information was provided, Tier 2 and other suppliers were contacted via email or phone in order to build a chain-of-custody back to the 3TG SOR.

Based on our RCOI inquiry, we believe that certain of our products may contain 3TG that originated in the DRC and are not from recycled or scrap sources. As such, we then proceeded to exercise due diligence on the source and chain of custody of such 3TG.

Due Diligence

Pursuant to our RCOI, additional investigation was needed to determine the source and chain of custody of the minerals used in our products. Our due diligence process is based on the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying supplements (the “OECD Framework”), which is an internationally recognized due diligence framework. All steps taken by us in preparing this Conflict Minerals Report were in accordance with the OECD Framework. A copy of our Form SD, this Conflict Minerals Report and our Conflict Minerals Policy are publicly available on our Internet web site at http://fmctechnologies.com/Suppliers.aspx.

The following internationally accepted audit standards are recognized to determine which SORs are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program and the Responsible Jewelry Council Chain-of-Custody Certification. If an SOR is not certified by these internationally-recognized schemes, attempts were made to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes that the SOR follows to track the chain of custody on the source of its minerals. Relevant information reviewed includes whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed and/or traceability documentation. Internet research is also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts are made to each SOR to gather information on mine country of origin and sourcing practices.

These additional steps were also included in our due diligence process:

•	Reviewed and maintained a conflict minerals policy available at http://fmctechnologies.com/Suppliers.aspx;

•	Maintained an internal, cross-functional team to support supply chain due diligence;

•	Updated our strategy to respond to current supply chain risks;

•	Continued the annual Email and Phone Verification Program, which is an internal verification program to establish specific internal conflict mineral points-of-contacts for our suppliers;

•	Continued our engagement of Source Intelligence to contact the identified suppliers via email and telephone and manage responses;

•	Requested suppliers to confirm the presence of 3TG in their products;

•	Requested documentation from suppliers supporting their responses to our Conflict Minerals Questionnaire;

•	Evaluated supplier responses for plausibility, consistency and gaps;

•	Used government websites and smelters’ or refiners’ databases to verify companies identified;

•	Reported risk management findings to senior management;

•	Reported on supply chain due diligence; and

•	Actively participated in quarterly working group calls and meetings with oil and gas services companies.

4.    Product Description

We manufacture and contract to manufacture certain products that contain 3TG, such as subsea production and processing systems, surface wellhead production systems, high pressure fluid control equipment, measurement solutions, marine loading systems, remotely operating vehicle systems, manipulator systems, subsea control systems, fracturing flowback services and wireline services for the energy industry.

Suppliers were requested to use the CMRT version 3.0 or higher to identify 3TG SORs and the associated mine countries of origin. The table below lists, as of April 30, 2016, the SORs known to supply necessary conflict minerals contained in our covered products and who source their conflict minerals from one or more of the DRC covered countries.

Metal	Official Smelter Name	Certified Smelter	Country of Origin
Gold	CCR Refinery - Glencore Canada Corporation	YES	DRC-Congo (Kinshasa), Zambia
Gold	China Nonferrous Metal Mining (Group) Co., Ltd.	U/A	Zambia
Gold	Rand Refinery (Pty) Ltd.	YES	DRC-Congo (Kinshasa), Tanzania
Tantalum	Conghua Tantalum and Niobium Smeltry	YES	Rwanda
Tantalum	Duoluoshan	YES	Rwanda
Tantalum	H.C. Starck Co., Ltd.	YES	Rwanda
Tantalum	H.C. Starck GmbH Goslar	YES	Rwanda
Tantalum	H.C. Starck GmbH Laufenburg	YES	Rwanda
Tantalum	H.C. Starck Hermsdorf GmbH	YES	Rwanda
Tantalum	H.C. Starck Inc.	YES	Rwanda
Tantalum	H.C. Starck Ltd.	YES	Rwanda
Tantalum	Hi-Temp Specialty Metals, Inc.	YES	Rwanda
Tantalum	Jiujiang Tanbre Co., Ltd.	YES	DRC-Congo (Kinshasa)
Tantalum	KEMET Blue Metals	YES	Burundi, Rwanda
Tantalum	Kemet Blue Powder	YES	Burundi, DRC-Congo (Kinshasa), Rwanda
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	YES	Burundi, Rwanda
Tantalum	Ulba Metallurgical Plant JSC	YES	Burundi, DRC-Congo (Kinshasa), Rwanda
Tantalum	Zhuzhou Cemented Carbide	YES	Burundi, DRC-Congo (Kinshasa), Rwanda
Tin	CV United Smelting	YES	DRC-Congo (Kinshasa)
Tin	EM Vinto	YES	DRC-Congo (Kinshasa)
Tin	Minsur	YES	DRC-Congo (Kinshasa), Rwanda
Tin	Operaciones Metalurgical S.A.	YES	DRC-Congo (Kinshasa)
Tin	PT Bukit Timah	YES	DRC-Congo (Kinshasa)
Tin	PT Pelat Timah Nusantara Tbk	U/A	Burundi, DRC-Congo (Kinshasa), Rwanda
Tin	PT Stanindo Inti Perkasa	YES	DRC-Congo (Kinshasa)
Tin	PT Timah (Persero), Tbk Mentok	YES	DRC-Congo (Kinshasa)
Tin	Thaisarco	YES	DRC-Congo (Kinshasa), Rwanda
Tungsten	H.C. Starck GmbH	YES	Rwanda
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	YES	Burundi, Rwanda
Tungsten	Xiamen Tungsten Co., Ltd.	YES	Rwanda
Tungsten	Zhuzhou Cemented Carbide	U/A	Rwanda

5.    Steps to Improve Due Diligence
In moving to improve our due diligence and further mitigate the risk of benefiting armed groups, we have taken (since January 1, 2016), or will take, the following steps:

•	Continue to assess the presence of 3TG in our supply chain;

•	Establish clear requirements with suppliers regarding performance, transparency and responsible sourcing;

•	Increase the response rate for our RCOI process;

•	Continue to compare the RCOI results to information collected via independent conflict-free smelter validation programs;

•	Engage suppliers who presently source from others who are using uncertified SORs;

•	Engage uncertified SORs directly to communicate industry-based need for certification;

•	Continue to perform due diligence on conflict minerals supplied to FMC Technologies in order to determine their origin;

•	Continue to assess the presence of conflict minerals necessary to our products in our supply chain; and

•	Continue to participate in both local and national industry groups to develop best practices regarding responsible sourcing.